Exhibit 99.1

INTEROIL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, OPTION HOLDERS AND RSU HOLDERS

NOTICE IS HEREBY GIVEN, in accordance with an interim order (the “Interim Order”) of the Supreme Court of Yukon dated August 17, 2016, of a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Central Park Room, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019, on Wednesday, September 21, 2016 at 12:00 p.m. (Eastern Time) for the purposes of:

(a)	considering, and, if deemed advisable, passing, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule A to the accompanying Management Information Circular dated August 16, 2016 (the “Information Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (“YBCA”), all as more particularly described in the Information Circular; and

(b)	transacting such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the arrangement agreement (the “Arrangement Agreement”) dated July 21, 2016 among InterOil and Exxon Mobil Corporation is available under InterOil’s SEDAR profile at www.sedar.com and the full text of the Interim Order is attached as Schedule E to the Information Circular. This Notice of Meeting is accompanied by the Information Circular and forms of proxy and the Information Circular contains additional information relating to matters to be considered at the Meeting.

InterOil has set August 10, 2016 as the record date (the “Record Date”) for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of the holders of Common Shares as at the Record Date, and Option Holders and RSU Holders as at the Record Date, will be entitled to receive notice of and to vote at the Meeting in respect of such Common Shares, Options or RSUs, as applicable.

Securityholders may attend the Meeting in person or may be represented by proxy. Registered Shareholders, Option Holders and RSU Holders are encouraged to complete, sign, date, and return the accompanying applicable form of proxy so that such Securityholders’ Common Shares, Options or RSUs, as applicable, can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Securityholders’ instructions, whether or not you plan to attend. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1) or MacKenzie Partners, Inc. (105 Madison Avenue, New York, New York, 10016) no later than 12:00 p.m. (Eastern Time) on September 19, 2016 or at least 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time set for any adjournment or postponement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Your Common Shares, Options or RSUs will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “FOR” the Arrangement Resolution.

Non-registered Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Common Shares if the Arrangement is completed.

A Securityholder that has questions or requires more information with regard to the voting of Common Shares, Options or RSUs, as applicable, should contact MacKenzie Partners Inc., toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Registered Shareholders, Option Holders and RSU Holders may exercise their rights by attending the Meeting or by completing and returning a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder as of the Record Date who dissents in respect of the Arrangement Resolution (each a “Dissenting Shareholder”) is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to InterOil not later than 4:00 p.m. (Eastern Time) on September 19, 2016, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss of any right of dissent. These rights are described in detail in the accompanying Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule G to this Information Circular. It is recommended that you seek legal advice if you wish to exercise your right to dissent.

DATED this 16th day of August, 2016.

By Order of the Board of Directors of

INTEROIL CORPORATION

(signed) Sheree Ford

Sheree Ford

General Counsel and Corporate Secretary